UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2024

PARALLEL FLIGHT TECHNOLOGIES, INC.

(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

83-2143900
(I.R.S. Employer Identification No.)

450 McQuaide Drive La Selva Beach, CA. 95076
(Full mailing address of principal executive offices)
831-278-2036
(Issuer’s telephone number, including area code)

In this Semiannual Report, the term “Parallel Flight Technologies,” “we,” ”our,” “our company,” the “company,” or similar terms refer to Parallel Flight Technologies, Inc., a Delaware corporation.

This report may contain forward-looking statements and information relating to, among other things, our business plan, strategy, and broader industry trends. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2024 (the “2024 Interim Period”), and the six-month period ended June 30, 2023 (the “2023 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on September 10, 2018.  Our headquarters are located in La Selva Beach, California. We manufacture and market drones for commercial use.

Results of Operation

Revenue

For the 2024 Interim Period, our revenue was $933,909, compared to $509,071 for the 2023 Interim Period. Revenue was comprised of $194,000 from a commercial contract with Arete Associates (“Arete”), $652,496 from a government contract with National Security Innovation Capital (“NSIC”) and grant revenue. Grant revenue was $87,413 and $145,546 for the 2024 Interim Period and the 2023 Interim Period, respectively, and was received pursuant to a grant from the United States Department of Agriculture (“USDA”). The Company deferred revenue of $6,000 and $167,957 as of June 30, 2024 and December 31, 2023, respectively. The 2023 values were related to receipt of funds in advance of completing performance obligations under the grant agreement whereas the 2024 values were customer aircraft deposits.

Operating Expenses

Throughout the 2024 Interim Period, we spent most of our efforts completing a Phase 1 Cooperative agreement with the USDA as well as executing the deliverables for our NSIC contract. Our operating expenses consist of general and administrative, sales and marketing, and research and development. For the 2024 Interim Period, our operating expenses were $815,434, including $202,095 for general and administrative, $83,269 for sales and marketing, and $530,070 for research and development. For the 2023 Interim Period, our operating expenses were $1,095,684, including $137,843 for general and administrative, $123,401 for sales and marketing, and $834,440 for research and development. Our operating expenses were comparatively lower during the 2024 Interim Period due to cost cutting and staff attrition.

Operating Income

Our operating income for the 2024 Interim Period was $118,475 compared to a loss of  $586,613 for the 2023 Interim Period.

Liquidity and Capital Resources

As of June 30, 2024, we had $573,458 in cash, compared to $561,577 as of December 31, 2023. The amount of cash at June 30, 2024, primarily resulted from funds raised through our contract with Arete.

We will incur significant additional costs in developing products, and in production, marketing, sales, and customer service, and intend to continue to fund our operations through funds received from our current contracts and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

As of June 30, 2024, we had $123,764 in outstanding Simple Agreements for Future Equity (“SAFEs”), which were classified as long-term liabilities on our balance sheet.

Item 2.  Other Information

None

Item 3.  Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

Item 4.  Exhibits

2.1

Second Amended and Restated Certificate of Incorporation of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

2.2	Bylaws of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.2 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By:	/s/ Craig Stevens
Name:	Craig Stevens
Title:	Chief Executive Officer and Chief Financial Officer

Date:	September 30, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Craig Stevens
Name:	Craig Stevens
Title:	Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

Date:	September 30, 2024

PARALLEL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE SIX MONTHS ENDED

JUNE 30, 2024

TABLE OF CONTENTS

Accountants’ Preparation Report1

Balance Sheets (Unaudited) as of June 30, 2024 and December 31, 20232

Statements of Operations (Unaudited) for the Six Months Ended

June 30, 2024 and 20233

Statements of Stockholders’ Equity (Deficit) (Unaudited) for the Six Months Ended

June 30, 2024 and 20234

Statements of Cash Flows (Unaudited) for the Six Months Ended

June 30, 2024 and 20235

Notes to the Financial Statements (Unaudited)6-16

ACCOUNTANT’S PREPARATION REPORT

To the Management of

Parallel Flight Technologies, Inc.

La Selva Beach, CA

The accompanying financial statements of Parallel Flight Technologies, Inc., which include the balance sheets as of June 30, 2024 and December 31, 2023, the related statements of operations, stockholders’ equity (deficit), and cash flows for the six-month periods ended June 30, 2024 and 2023, and the related notes to the financial statements, were not subjected to an audit, review, or compilation engagement by us and, accordingly, we do not express an opinion, a conclusion, nor provide any assurance on them.

These financial statements were prepared to assist management of Parallel Flight Technologies, Inc. with the completion of their June 30, 2024 Form 1-SA and are not intended to be used for any other purpose.

These comments are an integral part of these financial statements and should be provided to anyone viewing the enclosed financial statements.

Long Beach, California

September 30, 2024

PARALLEL FLIGHT TECHNOLOGIES, INC.

BALANCE SHEETS (UNAUDITED)

(No assurance is provided)

ASSETS

	June 30,	December 31,
	2024	2023

CURRENT ASSETS
Cash	$573,458	$561,577
Prepaid expenses	45	1,745
TOTAL CURRENT ASSETS	573,503	563,322

PROPERTY AND EQUIPMENT, NET	63,165	70,738

TOTAL ASSETS	$636,668	$634,060

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$58,881	$87,027
Accrued expenses	370,806	324,154
Deferred revenue	6,000	147,583
TOTAL CURRENT LIABILITIES	435,687	558,764

LONG-TERM LIABILITIES
Simple agreements for future equity (SAFEs) - Note 6	123,764	123,764

TOTAL LIABILITIES	559,451	682,528

STOCKHOLDERS' EQUITY (DEFICIT)
Class A common stock, $0.00001 par value-8,000,000
authorized; 6,016,543 issued and outstanding	60	60
Class B common stock, $0.00001 par value-3,000,000
authorized; 1,648,639 issued and outstanding	16	16
Stock subscription receivable	-	(21,052)
Additional paid-in capital	8,519,448	8,533,290
Accumulated deficit	(8,442,307)	(8,560,782)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	77,217	(48,468)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$636,668	$634,060

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

(No assurance is provided)

	For the Six	For the Six
	Months Ended	Months Ended
	June 30,	June 30,
	2024	2023

GRANT REVENUE	$933,909	$509,071

OPERATING EXPENSES
General and administrative	202,095	137,843
Sales and marketing	83,269	123,401
Research and development	530,070	834,440
Total operating expenses	815,434	1,095,684

NET INCOME (LOSS) BEFORE INCOME TAXES	118,475	(586,613)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$118,475	$(586,613)

WEIGHTED-AVERAGE INCOME (LOSS) PER SHARE OF
CLASS A AND B COMMON STOCK - BASIC AND DILUTED	$0.02	$(0.08)

WEIGHTED-AVERAGE SHARES OUTSTANDING OF
CLASS A AND B COMMON STOCK - BASIC AND DILUTED	7,665,182	7,600,376

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

(No assurance is provided)

	Class A-		Class B-		Stock	Additional
	Common Stock		Common Stock		Subscription	Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Total

BALANCE AT DECEMBER 31, 2022	6,016,543	$60	1,519,627	$15	$(17,062)	$7,753,848	$(7,170,775)	$566,086

Issuance of common stock for
cash - Reg CF	-	-	129,012	1	(41,849)	753,803	-	711,955
Offering costs	-	-	-	-	-	(79,101)	-	(79,101)
Stock-based compensation	-	-	-	-	-	17,403	-	17,403
Net loss	-	-	-	-	-	-	(586,613)	(586,613)

BALANCE AT JUNE 30, 2023	6,016,543	$60	1,648,639	$16	$(58,911)	$8,445,953	$(7,757,388)	$629,730

BALANCE AT DECEMBER 31, 2023	6,016,543	$60	1,648,639	$16	$(21,052)	$8,533,290	$(8,560,782)	$(48,468)

Stock-based compensation	-	-	-	-	-	7,210	-	7,210
Stock subscription received	-	-	-	-	21,052	(21,052)	-	-
Net income	-	-	-	-	-	-	118,475	118,475

BALANCE AT JUNE 30, 2024	6,016,543	$60	1,648,639	$16	$-	$8,519,448	$(8,442,307)	$77,217

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

(No assurance is provided)

	For the Six	For the Six
	Months Ended	Months Ended
	June 30,	June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$118,475	$(586,613)
Adjustments to reconcile net income (loss) to
net cash from operating activities:
Depreciation	7,573	6,839
Stock based compensation	7,210	17,403
Changes in operating assets and liabilities:
Prepaid expenses	1,700	4,115
Accounts payable	(28,146)	(1,487)
Accrued expenses	46,652	(91,693)
Deferred revenue	(141,583)	54,455
Net Cash Provided By (Used In) Operating Activities	11,881	(596,981)

CASH FLOWS FROM FINANCING ACTIVITIES
Common stock issued for cash, net of offering costs	-	632,853
Net Cash Provided By Financing Activities	-	632,853

NET CHANGE IN CASH	11,881	35,872

CASH AT BEGINNING OF PERIOD	561,577	1,056,902

CASH AT END OF PERIOD	$573,458	$1,092,774

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(No assurance is provided)

NOTE 1 – Nature of Operations

Parallel Flight Technologies, Inc. (the “Company”) was founded on September 10, 2018 in the state of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters is located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on the Company’s proprietary and patented parallel hybrid propulsion technology. The Company’s aircrafts lift more payload and fly for a longer duration than other competitive technologies. The increased performance profiles offer expanded utility for applications across multiple global markets including wildfire, medical and remote logistics, agriculture, utility and critical U.S. Department of Defense missions.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to U.S. GAAP.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(No assurance is provided)

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. U.S. GAAP provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:  Other inputs that are directly or indirectly observable in the marketplace.

Level 3:  Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2024, and December 31, 2023. The respective carrying value of certain financial instruments on the balance sheets approximated their fair values.

The Company has Simple Agreements for Future Equity (“SAFEs") which are considered level 3 liabilities. See Notes 5 and 6.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(No assurance is provided)

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions along with local, state, and federal government policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include changes in technology, competition from larger and more well-funded competitors, and changes to industries the Company is targeting to sell its products. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method based on the estimated useful lives of the assets, which range from three to seven years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(No assurance is provided)

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Long-Lived Assets

The Company reviews its long-lived assets in accordance with the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such a group is tested for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on the market value when available, or discounted expected cash flows of those assets, and is recorded in the period in which the determination is made. There was no impairment during the six months ended June 30, 2024 and year ended December 31, 2023.

Simple Agreements for Future Equity (SAFEs)

The Company accounts for its SAFEs as derivative liabilities under FASB ASC Section 815-10 and Section 815-40. No changes in the fair value of the SAFEs occurred during the six-month periods ended June 30, 2024 and 2023. See Notes 5 and 6.

Revenue Recognition

In accordance with FASB ASC Topic 606, Revenue from Contracts with Customers, the Company records revenue when the customer takes physical possession of the product or can benefit from the Company’s services as provided. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services, using the five-step method required by ASC 606.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(No assurance is provided)

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Revenue from grants is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expenses or met the required milestones depending on the grant terms. Grant revenue was $933,909 and $509,071 for the six-month periods ended June 30, 2024 and 2023, respectively. In relation to grant revenue, as of June 30, 2024 and December 31, 2023, the Company deferred $6,000 and $147,583, respectively, related to receipt of funds in advance of completing performance obligations on contracts with customers. While grant revenue comes from limited sources, management does not believe the loss of such revenues would have a material effect on the Company’s operations.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist of primarily developing heavy-lift technology across the aerospace, military, and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $530,070 and $834,440 for the six-month periods ended June 30, 2024 and 2023, respectively.

Income Taxes

The Company applies ASC 740, Income Taxes, when recognizing deferred income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(No assurance is provided)

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company’s net deferred tax asset at June 30, 2024 and December 31, 2023, was approximately $1,987,000, which primarily consisted of net operating loss carry forwards. As of June 30, 2024 and December 31, 2023, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine would more likely than not be realized. During the six-month periods ended June 30, 2024 and 2023, the Company recorded no adjustment to valuation allowance.

At June 30, 2024, the Company had federal and state net operating loss carry forwards of approximately $4,752,900 and $4,714,000, respectively. The Coronavirus Aid, Relief, and Economic Security Act amended rules related to the Company’s federal net operating losses allowing for such net operating losses to be carried forward indefinitely. The Company’s California net operating losses expire on various dates through 2043.

At June 30, 2024, the applicable federal and state rates used in calculating the deferred tax provision was 28%. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States of America (the “US”) and files tax returns in the US federal jurisdiction and California state jurisdiction. The Company is subject to US federal, state, and local income tax examinations by tax authorities for all periods since its inception. The Company is not currently under examination by any tax authority.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as an expense over the employee’s requisite vesting period and over the employer’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(No assurance is provided)

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Loss per Common Share

The Company computes net income and loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of stock options under the Company’s Equity Incentive Plan (Note 9) and its convertible SAFEs (Note 6). The number of shares for which SAFEs are convertible is indeterminable.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of federally insured limits.

New Accounting Standards

The FASB issues Accounting Standards Updates (“ASUs”) to amend the authoritative literature in ASCs. There have been several ASUs to date that amend the original text of ASCs. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company’s operations, or (iv) are not expected to have a significant impact on the Company’s financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(No assurance is provided)

NOTE 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring net losses that resulted in accumulated deficits of $8,449,881 and $8,560,782 as of June 30, 2024 and December 31, 2023, respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If management is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – Property and Equipment

The composition of property and equipment is as follows:

	June 30, 2024	December 31, 2023
Automotive equipment	$ 57,554	$ 57,554
Machinery and equipment	92,584	92,584
	150,138	150,138

Less: accumulated depreciation	(86,973)	(79,400)

	$ 63,165	$ 70,738

Depreciation expense for the six months ended June 30, 2024 and 2023 was $7,573 and $6,839, respectively.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(No assurance is provided)

NOTE 5 – Fair Value Measurements

The Company’s SAFEs are measured at fair value on a recurring basis and are classified as level 3 liabilities based on the observability of valuation inputs. The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of future equity obligations, including but not limited to a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement include unobservable level 3 inputs.

There were no changes in fair value during the six-month periods ended June 30, 2024 and 2023.

NOTE 6 – Simple Agreements for Future Equity (SAFEs)

As of June 30, 2024 and December 31, 2023, the Company had SAFEs totaling $123,764 outstanding, at fair value.

Under the SAFEs, the funds contributed by investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 80-85% of the preferred round price.

As of June 30, 2024 and December 31, 2023, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock.

NOTE 7 – Commitments and Contingencies

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

During 2022, the Company entered into a consulting agreement. Under the agreement, the consultant is to receive $175,000 per year for services rendered. The consultant will also receive fees if the Company receives Series A Funding of over $5,000,000. The Company has accrued approximately $251,000 related to the contingent fees as of June 30, 2024 and December 31, 2023. This contract was terminated on September 30, 2023.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(No assurance is provided)

NOTE 8 – Stockholders’ Equity

The Company has authorized the issuance of 11,000,000 shares of common stock consisting of 8,000,000 shares of Class A Common Stock, with a par value of $0.00001 per share, and 3,000,000 shares of Class B Common Stock, with a par value of $0.00001 per share. Class B Common Stock does not have voting rights while Class A carries one-to-one voting rights.

During the six months ended June 30, 2023, the Company sold 129,012 shares of Class B Common Stock through a Regulation CF offering for gross proceeds of $753,803. Of these funds, $21,052 represents a subscription receivable as of December 31, 2023. These remaining funds were received during the six-month period ended June 30, 2024.

During the six-month period ended June 30, 2023, the Company incurred offering fees of $79,101 in connection with the offerings described above.

NOTE 9 – Stock-Based Compensation

The Company adopted its 2020 Equity Incentive Plan (the “Plan”) during 2020. The Plan enables the Board of Directors to utilize various forms of equity awards as defined by the Plan, including stock options and restricted stock purchase awards, as and when it deems appropriate. A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the Plan.

As of June 30, 2024, the Company granted 306,183 shares under the Plan. Stock option activity under the Plan during the six months ended June 30, 2024 was as follows:

	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term Years
Outstanding at December 31, 2023	282,517	$3.20	3.94
Forfeited	(42,295)	1.84	4.62

Outstanding at June 30, 2024	240,222	$3.44	5.64

Exercisable at June 30, 2024	218,838	$3.30	5.64

Vested or expected to vest at
June 30, 2024	218,838	$3.30	5.64

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(No assurance is provided)

NOTE 9 – Stock-Based Compensation (Continued)

Stock-based compensation expense recognized for the six-month periods ended June 30, 2024 and 2023, was $7,210 and $17,403, respectively, and is included in general and administrative expense in the accompanying statements of operations.

The estimation of fair value of all options granted by the Company is computed based on the Block-Scholes option pricing model with the following weighted-average assumptions:

Average risk-free rate 1.46- 4.13%

Expected volatility 37 - 50%

Expected life 6 years

Dividend yield –

Future stock-based compensation expense is expected to be approximately $25,000 which will be recognized over a weighted average of 0.7 years.

The Company recognizes stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the US government securities appropriate for the expected term of the Company’s stock options. The expected terms of stock options are calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts.

NOTE 10 – Subsequent Events

Management has evaluated subsequent events through September 30, 2024, the date the financial statements were available to be issued.

On September 6, 2024, we received a $2,000,000 Other Transaction Agreement from National Security Innovation Capital, a venture capital arm of the Defense Innovation Unit of the U.S. Department of Defense. The agreement extends into Q3 2025.

There have been no other additional events or transactions during this time which would have a material effect on these financial statements.